SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2004
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                       ---              ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo

Genesys S.A. submitted an English language translation of the notice of meeting ("avis de reunion") regarding its shareholders' meeting submitted on Form 6-K on April 14, 2004. The following document corresponds to an English translation of the material information contained in the Genesys S.A. notice of meeting ("avis de convocation") that has not already been submitted on Form 6-K. Shareholders should refer to the April 14, 2004 submission on Form 6-K for a full description of the resolutions to be proposed at the shareholders' meeting.


                                  GENESYS S.A.
                                 SOCIETE ANONYME
                         SHARE CAPITAL: Euros 18.307.756
                               REGISTERED OFFICE:
                              Immeuble l'Acropole,
                             954 avenue Jean Mermoz,
                        34967 MONTPELLIER Cedex 2, France
                          RCS Montpellier B 339 697 021



                         NOTICE OF SHAREHOLDERS' MEETING



                            COMBINED GENERAL MEETING

                          (ORDINARY AND EXTRAORDINARY)

                            On WEDNESDAY MAY 26, 2004




   The shareholders of GENEYS S.A. are hereby informed that a Combined General
             Meeting (Ordinary and Extraordinary) is to be convened
                         On Wednesday May 26, at 4.00 pm
                             at Genesys Headquarters
           954, avenue Jean Mermoz, 34967, Montpellier cedex 2, France



 In conformity to French law an initial meeting is scheduled for May 17, 2004 at 2.00 pm at the Company's registered office, Immeuble l'Acropole,
           954, avenue Jean Mermoz, 34967, Montpellier cedex 2, France
 As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on May 26, 2004 at 4.00 pm.


  Documents covered by article 133 of Decree n 67-236 of March 23, 1967

CONTENTS                                                                   Pages
================================================================================


o    How to vote



     o    Agenda



     o    Proposed Resolutions with report of the Board


             o    Within the authority of an Ordinary General Meeting


             o    Within the authority of an Extraordinary General Meeting



     o    Report of Board of Directors



     o    Brief review of the Company's position for the 2003 financial year



     o    Five year financial summary



     o    Board Of Directors and Management biographies



o    Request for a mailing of the documents and information




o    Request for an admission card



     Unofficial translation for convenience only - french version prevails

                                   HOW TO VOTE
================================================================================

Genesys SA is a dual listed company, listed on Euronext Paris and on the Nasdaq National Market.

                                   * * * * * *

For the Shares listed on Euronext Paris, if you want to vote, you have to:


Steps to be taken by a holder of registered shares
The holders of registered Shares must have their Shares registered in their names at least 1 day prior to the date of the Meeting;

     o If the holder of registered Shares wishes to attend the Meeting, he/she must:

              o Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, phone:
                 (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60. This card will be mailed to him/her.

o If the holder of registered Shares cannot attend the meeting, he/she may nevertheless:

              o Either give a proxy to the Chairman of the Board of the Company,
              o Or be represented by another Voting Shareholder or his/her spouse,
              o  Or vote by mail


              In all three cases, the holder of registered Shares must obtain a proxy and mail-in voting forms by writing to NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee. In order to allow time for such forms to be issued, requests must be received at NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, phone: (+33)1 58 32 34 89, fax: (+33) 1 58 32 46 60 no later than 1 day prior to the date of the Meeting.

              The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, phone: (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60 and received at least 1 day prior to the date of the Meeting.



Steps to be taken by a holder of bearer shares
----------------------------------------------

The holders of bearer Shares should, at least 1 day prior to the date of the Meeting, provide evidence that their Shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary with whom such account is maintained. Such certificate should be sent to NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, phone: (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60. The Shares may not be released for possible transfer until after the end of the last Meeting at which the quorum requirement is met;


     o If the holder of bearer Shares wishes to attend the Meeting, he/she must:

              o 1 day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
              o Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee,

     o If the holder of bearer Shares cannot attend the Meeting, he/she may nevertheless:

              o Either give a proxy to the Chairman of the Board of the Company,
              o Or be represented by another Voting Shareholder or his/her spouse,
              o  Or vote by mail

In all three cases, the holder of bearer Shares must:

              o 1 day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
              o request a proxy and mail-in voting form from such financial intermediary

              The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, and received at least 1 day prior to the date of the Meeting.

              Proxy or mail-in votes will only be accepted subject to prior receipt of the certificate evidencing the fact that his/her Shares are being held in a blocked amount. Regardless of the choice of the Voting Shareholder who holds bearer Shares, his/her Shares must remain blocked until after the end of the last validly constituted Meeting.


                                    * * * * *

For the Shares listed on the Nasdaq National Market, if you want to vote, you have to:


Steps to be taken by an ADR Holder
----------------------------------

Some Shares are held in the form of an American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"). Each ADS represents the right to receive one-half of one Share. ADSs are listed on the Nasdaq National Market

The holders of ADRs evidencing ADSs should contact The Bank of New York, as Depositary, at 1-888-269-2377 (toll free number) or 1-610-312-5315 for international ADR holders.

The Holders of ADRs may exercise voting rights with respect to the ADSs by completing the voting instructions card prepared by the Bank of New York, which is being delivered together with this notice to the holders of ADRs.

                                    * * * * *




--------------------------------------------------------------------------------
 Any voting Shareholder who has cast a mail-in vote will not have the right to participate in the Meeting in person or to give a proxy to any other person
--------------------------------------------------------------------------------

AGENDA
================================================================================



The Shareholders are convened by the Board of Directors to a General Shareholders' Meeting on Monday May 17, 2004 (1st call) at 2.00 pm at the head office, Immeuble l'Acropole, 954 avenue Jean Mermoz, 34967 MONTPELLIER Cedex 2, France in order to deliberate on the following agenda.

However, as it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on Wednesday May 26, 2004 (2nd call) at 4.00 pm.


Ordinary Shareholders' Meeting:

         - Approval of the corporate financial statements and discharge to directors
         -  Allocation of profit and loss
         - Approval of the consolidated financial statements and discharge to directors
         - Approval of agreements referred to in Article L225-28 of the French Commercial Code
         -  Determination of the amount of the directors' fees
         -  Renewal of the term of office of a director
         - Authorization to be given to the Board of Directors in order to carry out transactions on the company's shares
         - Authorization to be given to the Board of Directors in order to issue bonds
         -  Powers to carry out formalities

Extraordinary Shareholders' Meeting:

         - Authorization to be given to the Board of Directors in order to increase the share capital through issuance - with preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the Company
         -  Authorization to be given to the Board of Directors to increase the share capital through issuance - without preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the Company
         - Authorization to be given to the Board of Directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor the latter
         - Authorization to be given to the Board of Directors in order to increase the share capital through incorporation of premiums, reserves, profits or other
         - Authorization to be given to the Board of Directors to grant stock options
         -  Powers to carry out formalities

TEXT OF THE RESOLUTIONS PROPOSED TO THE ORDINARY AND
EXTRAORDINARY SHAREHOLDERS' MEETING
================================================================================



For the full text of the resolutions please refer to the English language translation of the Genesys S.A. notice of meeting ("avis de reunion") submitted on Form 6-K on April 14, 2004.

REPORT OF THE BOARD OF DIRECTORS
================================================================================



Ladies and Gentlemen:

                  The board of directors has convened you in an ordinary and extraordinary shareholders' meeting, in particular to consider the following issues:

Ordinary Shareholders' Meeting:

         - Approval of the corporate financial statements and discharge to directors
         -  Allocation of profit and loss
         - Approval of the consolidated financial statements and discharge to directors
         - Approval of agreements referred to in Article L225-28 of the French Commercial Code
         -  Determination of the amount of the directors' fees
         -  Renewal of the term of office of a director
         - Authorization to be given to the Board of Directors in order to carry out transactions on the company's shares
         - Authorization to be given to the Board of Directors in order to issue bonds
         -  Powers to carry out formalities

Extraordinary Shareholders' Meeting:

         - Authorization to be given to the Board of Directors in order to increase the share capital through issuance - with preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the Company
         -  Authorization to be given to the Board of Directors to increase the share capital through issuance - without preferred subscription right - of shares and/or other securities granting access, immediately or in the future, to shares of the Company
         - Authorization to be given to the Board of Directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor the latter
         - Authorization to be given to the Board of Directors in order to increase the share capital through incorporation of premiums, reserves, profits or other
         - Authorization to be given to the Board of Directors to grant stock options
         -  Powers to carry out formalities


I.  Board of Directors' Report (Ordinary agenda of the Shareholders' Meeting)

1. Management report

          This part of the report is included in a separate document.


2. Renewal of the term of office of a director

                  You are asked to renew the term of office of Mr. Patrick Jones, as director of the company, for a 3-year term, i.e. until adjournment of the annual ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2006.

                  Accordingly, your Board of Directors is asking you to adopt the proposed sixth resolution presented to you for such purpose.


3. Authorization to be given to the Board of Directors in order to carry out transactions on the company's shares

                  We submit to your approval a resolution (seventh resolution) in order to authorize your Board of Directors to purchase shares of the company, in accordance with the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

                  The purpose of such authorization is to provide for the possibility for your Board to purchase shares of the company on the market with a view, in particular, (i) to regularize the market price of the share (by systematic intervention against the trend on the market), (ii) to implement any stock option plan (plan d'options d'achat et de souscription d'actions) of the company or any stock option plan by employees, (iii) to deliver shares as exchange, payment or otherwise in the context of external growth transactions of the company or during the exercise of rights attached to securities given right, through reimbursement, conversion, exchange, presentation of a warrant or any other means to be granted shares of the company, and more generally to implement an asset and financial management policy including the conservation or assignment of the shares of the company.

                  The purchases of shares of the company may relate to a number of shares such as the number of shares that the company purchases during the repurchase program does not exceed 0.5% of the shares forming the company's capital, i.e., for information purposes, as at December 31, 2003, 91,538 shares; and that the number of shares that the company will hold at any time whatsoever does not exceed 10% of the shares forming the company's capital.

                  In respect of such authorization, your Board of Directors may acquire, assign or transfer the shares at any time and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks or use of options or other derivative products traded on a regulated market or over-the-counter and set-up of optional strategies.

                  The purchase of shares under the seventh resolution may not exceed 20 euros per share. Given the maximum limit of 0.50% of the share capital provided for such resolution, the global amount allocated to the share repurchase program authorized above may not be greater than 1,830,760 euros. The resale on the market of treasury shares acquired in the context of the share repurchase programs shall, as for it, be carried out for a minimum price of 1 euro per share.

                  Please note that the Board will have the power to adjust the aforementioned purchase and sale prices in case of modification of the par value of the share resulting from a capital increase through incorporation of reserves, granting of free shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to working capital in order to take into account the effect of such transactions on the company's share value.

                  The Board of Directors is therefore asking you to adopt the proposed seventh resolution presented to you for such purpose.


4. Authorization to be given to the Board of Directors in order to issue bonds

                  We further submit to your approval a resolution (eighth resolution) in order to authorize your Board of Directors to issue, both in France and abroad, at one or more times, by public issue or private investment, bonds or other interest notes granting for a same issue a same receivable on the company.

                  Such interest notes may be under form, in particular, of fixed-term or unsubordinated securities, bearing interest at fixed or variable rate or zero coupon and alike or not with warrants entitling to granting, acquisition or subscription of bonds or other securities representing receivables. They may be issued in euros or any other currency or monetary unit set up by reference to several currencies.

                  Such authorization will enable the Board to issue such bonds up to a maximum total nominal amount of 200 million euros. It is specified that such maximum nominal amount globally applies to bonds or other receivables issued directly or further to the exercise of warrants, but does not include reimbursement premium(s).

                  Please note that the Board of Directors will have all powers to set the amounts, forms and periods, rates and conditions of issuance, amortization and reimbursement of securities to be issued, including the terms and conditions of amortization or early reimbursement with fixed or variable premium or without premium, and, if necessary, to grant them guaranties or sureties and that the Board may provide, if necessary, the reimbursement of the bonds by delivery of assets by the company.

                  The Board of Directors is therefore asking you to adopt the proposed eighth resolution presented to you for such purpose.



II. Board of Directors' report (Extraordinary agenda of the Shareholders'
Meeting)


1. Authorizations to issue securities with or without preferred subscription right

                  We submit to your approval a number of resolutions in order to grant your Board of Directors several authorizations enabling it, if necessary, to carry out alone various issuances of securities entailing capital increase of your company with or without preferred subscription right.

                  Such resolutions are prepared as provided for by law to grant your Board the greatest possibility to act in the best interests of your company. Indeed, the company's development strategy may, in the future, lead it to further appeal to financial market to give it the necessary funds.

                  The diversity of the financial products and the fast developments of the markets require to have the greatest flexibility in order to choose the terms and conditions of issuance most favorable for the company and its shareholders, and in order to promptly complete the transactions, according to the opportunities likely to occur.

                  As far as the terms and conditions of placement of such issuances are concerned, the possibility will be offered to the company to resort, according to the markets' specificity, to all types of placements both in France and abroad and for the best interests of the company and its shareholders.

                  It should be noted that in the event that some of such issuances would be made on the international market and on foreign markets, the placement would be made according to the procedures then applicable to the relevant markets.

                  The Board will therefore have the right to carry out, under all circumstances, both in France and abroad, issuance of shares of the company as well as all securities, of any nature whatsoever, giving access, immediately and/or in the future to shares of the company. It is therefore a matter of enabling your company, within the limit of the threshold below, to issue all type of securities, excluding investment certificates and priority shares, giving access to the capital, in accordance with the provisions of the French Commercial Code. Moreover, the Board of Directors will also be authorized to carry out issuance, up to the limit of the global threshold set by the tenth resolution, of shares or securities representing a portion of the company's capital to be issued further to the issuance by the companies in which the company directly or indirectly holds more than half of the share capital, with the consent of the latter:

o    of stock warrants of the company issued by the company's subsidiaries;  or

o of any other securities issued by the company's subsidiaries giving access by conversion, exchange, reimbursement, presentation of warrant or otherwise, to the granting at any time or fixed date, of securities that for such purpose will be issued, or are already issued, to represent a portion of the company's capital.

                  It should be noted that the Board will also have the right to increase the capital, in one or more occasions, in such proportion and at such times as it may deem appropriate, by incorporation of premiums, reserves, profits or other, the capitalization of which will be possible under law and the by-laws, under form of granting of free shares or increase in the par value of existing shares or by joint use of both processes (thirteenth resolution). The maximum nominal amount of the capital increases likely to be carried out under the thirteenth resolution may not exceed 10 million euros; it being specified that over such amount the nominal amount of all capital increase likely to be carried out, directly or not, pursuant to the tenth resolution (capital increase with preferred subscription right) or the eleventh resolution (capital increase without preferred subscription right) submitted to the meeting will be allocated.

                  The maximum nominal amount of capital increases likely to be carried out, with preferred subscription right (tenth resolution), is set at 20 million euros; it being specified that over such amount the nominal amount of any capital increase likely to be carried out, directly or not, pursuant to the eleventh and thirteenth resolutions of this meeting will be allocated. Over this threshold, if necessary, the par value of the shares to be possibly issued in addition, in case of new financial transactions, will be allocated to preserve, pursuant to the law, the rights of holders of securities giving right to shares in the future;

                  Furthermore, the global maximum nominal amount of the issuances of securities representing receivables on the company giving access to the capital may not exceed 20 million euros or the equivalent of such amount in any other currency or monetary unit established by reference to several currencies on the day of the issuance decision; it being specified that (i) such amount is independent from the amount of the bonds and other receivables likely to be issued in accordance with the eighth resolution submitted to this meeting and (ii) over such amount the nominal amount of receivables likely to be issued pursuant to the eleventh resolution of this meeting will be allocated.

                  The maximum nominal amount of the capital increases likely to be carried out, without preferred subscription right (eleventh resolution), directly or not, from the issuance of shares or securities is set at 20 million euros; it being specified that over such amount the nominal amount of any capital increase likely to be carried out, directly or not, pursuant to the tenth and thirteenth resolutions of this meeting will be allocated. To this threshold shall be added, if necessary, the nominal amount of the shares to be possibly issued in case of new financial transactions, to preserve, in accordance with the law, the rights of holders of securities entitling to shares in the future;

                  Furthermore, the global maximum nominal amount of the issuances of securities representing receivables on the company giving access to capital may not exceed 20 million euros or the equivalent on this day of such amount in any other currency or other monetary unit established by reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other receivables likely to be issued in accordance with the eighth resolution submitted to this meeting and (ii) that over such amount the nominal amount of the receivables likely to be issued pursuant to the tenth resolution of this meeting shall be allocated.

                  The shareholders' possibility to waive their preferred subscription right is requested to you in order to enable, by accelerating the process of investment of the issuances, to increase the chances of success thereof, in particular on the international markets.

                  We however specify that, in all cases of issuance without preferred right, your Board of Directors may grant to shareholders the right to subscribe securities by priority. Furthermore, we specify to you that, in accordance with Article L.225-136 2 of the French Commercial Code:

                  (i) the issuance price of the shares directly issued shall be at least equal to the average of the market prices of the former share noticed on the Nouveau marche of Euronext Paris S.A., for ten consecutive trading days elected among the last twenty trading days prior to the beginning of the issuance, after, if necessary, adjustment of such average in case of difference between the enjoyment dates;

                  (ii) the issuance price of the securities (including autonomous warrants) other than shares, shall be such as the amount immediately received by the company, increased, if necessary, by that likely to be subsequently received by it, i.e., for each share issued as a result of the issuance of such other securities, at least equal to the average of adjusted market prices as defined in the previous paragraph;

                  (iii) the conversion, reimbursement or generally
                        transformation into shares of each convertible, reimbursable or otherwise transformable bonds will be made, considering the nominal value of the bond, in a number of shares such as the amount received by the company, for each share, is at least equal to the average of the adjusted market prices as defined in (i) above.

                  Finally, please note that the approval of the eleventh resolution will entail waiver to your preferred subscription right to the shares to be issued further to the conversion, exchange, reimbursement, presentation of warrant or otherwise.

                  Each of the authorizations provided by the tenth, eleventh and thirteenth resolutions will be granted for a twenty-six-month period from the adoption of the resolution concerned presented to you. If your Board uses it, it shall prepare for each issuance an additional report describing the final conditions of the issuance and shall indicate its effect on the shareholder's situation, in particular concerning its portion of equity capital. Such report, as well as the statutory auditors' report, relating to the compliance of the transaction in view of the general delegation granted by the meeting, expressing their opinion on the choice of calculation components for the issuance price and on the final amount of such price, as well as their opinion on the effect of such an issuance on the shareholder's situation, shall be promptly made available for shareholders then notified to them during the next shareholders' meeting.

                  The Board of Directors is therefore asking you to adopt the proposed tenth, eleventh and thirteenth resolutions presented to you for such purpose.

2. Authorization to be given to the Board of Directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor the latter

                  Pursuant to Article L. 225-129 VII paragraph 1 of the French Commercial Code, "At the time of any decision to increase the capital, the extraordinary shareholders' meeting must rule on a proposed resolution, for the purpose of increasing the capital under the conditions provided for by Article
L. 443-5 of the French Labor Code."

                  Consequently, in the context of the proposed authorizations to increase the capital of the company as described above, the presentation of such a proposed authorization to the shareholders is a legal obligation.

                  In accordance with law, you are therefore asked to delegate to the Board of Directors the powers necessary to increase the share capital, in one or more occasions, of a maximal nominal amount of 1 million euros, through issuances of shares reserved for employees, early retirees or retirees of the company and those of French or foreign companies related thereto under the legal conditions, since such employees, early retirees or retirees join a company or group savings plan set up pursuant to Articles L.443-1 et seq. of the French Labor Code.

                  The authorization provided for by the twelfth resolution would be given for a five-year period from the adoption of this resolution. The issuance price of the new shares would be set by the Board of Directors, it being specified that in accordance with the law, said price may not be greater than the average of the market prices of the share on the Nouveau marche of Euronext Paris S.A. during the twenty trading days prior to the day of the decision setting the date of opening of the subscriptions, or lower by more than 20% to such average for members of a company savings plan or by 30% when the freezing period provided for by the plan is greater than, or equal to, ten years.


                  You would be led to suppress your preferred subscription right to new shares and to reserve the new shares to be issued to the aforementioned members. The terms and conditions of the capital increase(s) might be set by the Board of Directors pursuant to a delegation of the shareholders' collectivity.

                  We have included this issue in the agenda of the extraordinary shareholders' meeting only in order to comply with the legal obligation.

3. Stock options plan

                  The Board of Directors is proposing you to authorize it to grant, in one or more occasions, for a thirty-eight-month period from the adoption of the resolution proposed to you, in favor of such members of staff personnel as it may determine among the employees and possibly corporate officers of the company and companies or groups related thereto under the conditions set in Article L.225-180 of said Code, options entitling to the subscription of new shares of the company to be issued as capital increase, as well as options entitling to the purchase of shares bought back by the company.

                  The stock options granted pursuant to this authorization may not entitle to a total number greater than 200,000 shares and shall be exercised within the time-period provided for by the Board of Directors, without, for each option granted, such time-period exceeding eight years from the day of granting of the option.

                  Each stock option shall be exercised at a price set by the Board of Directors on the day of its granting, without such price being lower than the limit then in force referred to in Article L.225-177 of the French Commercial Code in case of subscription option or Article L.225-179 of said Code in case of purchase option. However, if for the period during which the granted options may be exercised, the company has carried out one of the financial or securities transactions provided for by Article L.225-181 of said Code, the Board of Directors shall proceed, under the conditions provided for by the regulations then in force, to an adjustment of the number and price of the shares included in the options granted to the beneficiaries of options to take into account the effect of such transaction.

                  In accordance with the law, this authorization shall entail express waiver of the shareholders to their preferred subscription right to the new shares to be issued in favor of the beneficiaries of stock options.

                  The Board of Directors therefore proposes you to adopt the proposed fourteenth resolution presented to you for such purpose.

4. Information on the corporate matters since the beginning of the current fiscal year

                  Please read the Management & Discussion document

                  Could you please read the proposed resolutions presented to you by the Board of Directors, approve or reject them according to its recommendations, and trust it for all measures to be taken concerning the terms and conditions of performance of each of the decisions or authorizations requested.

The board of directors
================================================================================

BRIEF REVIEW OF THE COMPANY'S POSITION FOR THE 2003 FINANCIAL YEAR (FRENCH GAAP)
--------------------------------------------------------------------------------

Overview


In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. On April 30, 2003, we amended this agreement to reschedule principal payments under our credit facility and to modify our financial ratio requirements.

Genesys Group

Revenue and gross profit
         Total revenues decreased 20.8% from (euro)201.4 million in 2002 to
(euro)159.5 million in 2003. The principal reason for the decline in our revenues was the 16.4% decline in the value of the U.S. dollar against the euro in 2003. Based on 2002 exchange rates, our euro revenues in 2003 would have been 11.7% below our euro revenues in 2002. This decline was also primarily due to the continuing shift of customers towards our automated services, which carry higher margins but are sold at a lower average price per-minute than operator-assisted services.

         Operationally, we realized significant volume increases. Our call volume minutes increased from 1,162 million in 2002, to 1,312 million in 2003. Automated services represented 83.4% of total call volumes in 2003, compared to 71.5% in 2002.

The European revenue represents 34.6% of global revenue, North America is the most important with 56.6%, regarding Asia-Pacific revenue, it is about 4.8% of the global revenue and video 4%.

Our gross profit decreased by 10%, from (euro)114 million in 2002 to (euro)102.6 million in 2003. This decrease is principally as a result of the depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenues, gross profit increased from 56.4% in 2002 to 64.2% in 2003.

Operating loss
Our operating loss decreased from (euro)25.8 million in 2002 to (euro)12 million in 2003.

The impairment charges recorded in 2003 were primarily related to the customer lists of Vialog acquired in 2001 and, to a lesser extent, to the customer lists of Astound. Excluding the impact of impairment of goodwill and other intangibles, our operating loss would have been recorded operating income of
(euro)19.8 million in 2003.

Financial Income (Expenses)

Net financial expenses recorded a loss of (euro)7.2 million in 2003 compare to
(euro)10.9 million in 2002, principally as a result of a decrease in our interest expense resulting from the decline in the U.S. dollar (as our obligations under our principal credit agreement are denominated mainly in U.S. dollars).

Income Tax Expense
We recorded income tax expense of (euro)2 million in comparison with an income tax expense of (euro)3.4 million in 2002.

Amortization of Goodwill
In 2003, we recorded an impairment charge of (euro)33 million relating primarily to the carrying value of customer lists.

Net loss
For the foregoing reasons, we recorded a net loss of (euro) 36.5 million in 2003 compared to a net loss of (euro) 96.6 million in 2002. Excluding the charges for impairment and amortization of goodwill and other intangible assets ((euro)33 million in 2003 and (euro)60.3 million in 2002), we would have recorded net loss of (euro)3.5 million in 2003, and a net loss of (euro)36.3 million in 2002.



Long term debt
On April, 20, 2001, Genesys and Vialog signed a credit facility of $US 125 million with BNP Paribas,, CIBC World Markets and Fortisbank. Modified by some amendment thereafter, this contract replaced Vialog multi-currency long-term loan of (euro)35 million.

         On April 30, 2003, we signed an amendment to our April 2001 U.S. $125 million credit facility with our main bank creditors. The amendment was subject to certain conditions that were subsequently met. The amendment provides for the extension of the maturity of the $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.



Parent Company, Genesys SA

Statement of operations
The revenue and other operating income decreased by 2.34%, it amounts to (euro)
28.252 million in 2003 compared to (euro) 28.923 million in 2002. This decrease is principally due to the transfer of Teleconferencing business from Genesys SA to Genesys Conferencing France. Consequently, the revenue mainly includes the management fees Genesys SA bills to its subsidiary. After deduction of
(euro)33.823 million in 2003 of operating expenses ((euro)42.038 million in 2002), we recorded operating loss of (euro)5.569 million in 2003 compared to operating loss of (euro)13.109 million in 2002.

Net financial expenses recorded a loss of (euro)26.400 million in 2003 compare to (euro)125.685 million in 2002, principally as a result of an impairment charge of investments on the North American subsidiaries.

Balance sheet
The amount of Genesys SA shareholders' equity decreased from (euro)56 million in 2002 to (euro)31.53 million in 2003. The face value of the share had been decreased from (euro)5 to (euro)1 in order to wipe off, up to (euro) 61,884,816, by imputing it against the company's share capital.

The long-term debt was of (euro) 27.60 million in 2003. It included one part of the credit facility of $US 125 million.

On December 31, 2003, the total assets amount to (euro)131.426 million compared to (euro) 160.993 million in 2002.


        FIVE YEAR FINANCIAL SUMMARY
        ===================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Financial
           in Thousands of EUR          financial year  financial year  Financial year  Financial year  Financial year     year
                                          31/12/2003      31/12/2002      31/12/2001      31/12/2000     31/12/1999     31/12/1998
------------------------------------------------------------------------------------------------------------------------------------
Capital at year end                                                 -               -               -              -
                                                                    -               -               -              -
Common stock                             18 308 K EUR    77 050 K EUR    76 355 K EUR    46 711 K EUR   30 311 K EUR   27 637 K EUR
Number of share of common stock           18,307,756      15,409,933      15,271,064      9,342,381       6,627,607     6,043,002
outstanding

------------------------------------------------------------------------------------------------------------------------------------
Operations and income for the year

Net commercial sales                        27,112          28,133          26,654          18,127         10,028         7,229
Income before tax, depreciation,             1,933           3 579          -2,098           4,041          2,072         2,407
amortization and provisions
Tax on profit                                 38              30              4               4               0             4
Income after tax, depreciation,            -32,081         -141,803        -62,179           423             566          2,082
amortization and provisions

------------------------------------------------------------------------------------------------------------------------------------
Personnel

Social security and other staff benefits  5,100,219       4,509,510       6,173,958       6,554,210       2,741,279     2,074,001
Total payroll for year                    2,343,836       2,167,978       2,478,911       1,819,269       1,198,959      909,487
Average number of employees during the        99              92             142              96             62             51
year

------------------------------------------------------------------------------------------------------------------------------------

BOARD OF DIRECTOR AND MANAGEMENT BIOGRAPHIES
================================================================================

Board of Directors


Francois Legros                 Age:                       38
Chairman and                    First elected:             June 1997
Chief Executive Officer         Term expires:              2005
                                Principal occupation:      Chairman and Chief Executive Officer, Genesys
                                Other directorships and    Former Managing Director and Chief Financial Officer,
                                business experience:       Genesys

Thomas Abbott                   Age:                       60
Director                        First elected:             June 2003
                                Term expires:              2006
                                Principal occupation:      Retired
                                Other directorships and    Former Executive of Lucent Technologies
                                business experience:

Jean-Jacques Bertrand*          Age:                       51
Director                        First elected:             October 1998*
                                Term expires:              2005
                                Principal occupation:      Managing Director, BNP Paribas Private Equity
                                Other directorships and    Former Executive Vice President, Head of
                                business experience:       Communications Industry at Banexi; Director of
                                                           Multitel (Spain) and Musiwave (France)

David Detert                    Age:                       65
Director                        First elected:             June 2003
                                Term expires:              2006
                                Principal occupation:      Retired
                                Other directorships and    Former Executive Vice President and Chief Strategy
                                business experience:       Officer, Genesys; Former President of the Daretel
                                                           Group

Patrick S. Jones                Age:                       60
Director                        First elected:             June 2001
                                Term expires:              2004
                                Principal occupation:      Retired
                                Other directorships and    Chairman of the Board, Dione Plc; Director of
                                business experience:       Liberate Technologies Inc., Smart Trust AB and QRS
                                                           Inc.; Former Senior Vice President, Chief Financial
                                                           Officer, Gemplus S.A.; Former Vice President and
                                                           Corporate Controller of Intel Corp.


*Mr. Bertrand sat on our Board as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative);


Universal Capital Partners, represented by Mr. Pierre Besnainou, was named to our board of directors at the shareholders' meeting held on June 5, 2003, in connection with our financial restructuring, Universal Capital Partners, represented by Mr. Besnainou, resigned from the board of directors on April 1, 2004.

Mr. Sfez was named to our board of directors at the shareholders' meeting held on June 5, 2003, in connection with our financial restructuring Mr. Sfez, resigned from the board of directors on April 13, 2004.

Mr. Patrick Jones' term of service will expire at our 2004 annual general shareholders' meeting. We currently plan to propose that the shareholders' meeting renew his appointment for an additional three-year term.


Senior Management

         Francois Legros, Chairman and Chief Executive Officer. Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

         Olivier Fourcade, Executive Vice President, Asia Pacific. Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice President, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2000.

         Jim Huzell, Chief Operating Officer. Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

         Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

         Marie Capela-Laborde, Executive Vice President, Chief Legal and Human Resources Officer. Ms. Capela-Laborde has served as our Executive Vice President Chief Legal and Human Resources since July 2001. She joined our company in March 1998 as Head of the Legal Division and later as Group General Counsel & Secretary. Prior to that time she worked as an attorney in her own law firm.

         Mark Taverner, Chief Executive Officer Global Video Division. Mr. Taverner has been with our company since 1998. Originally, Mr. Taverner worked at Darome (the UK English subsidiary, which were acquired in October 1997 as New Business Manager for Europe. Mr Taverner then held different positions at our company in connection with our expanding sales & marketing operations. More recently, Mr Taverner was UK Director of Sales, then Director of Sales Operations Europe, Middle East and Africa, and Vice President, Resellers Europe, Middle East and Africa. Prior to joining Darome, Mr Taverner worked for a marketing consultancy in sales management positions in the European, Middle Eastern, African and Asia Pacific regions.

         Denise Persson, Executive Vice President of Marketing. Ms. Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

         Shelly Robertson, Executive Vice President Production & Infrastructure. Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

         Jim Lysinger, Executive Vice President, Sales & Marketing North America & Europe. Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. He has a combined sixteen years of telecom industry experience, most recently serving as our Executive Vice President and Managing Director Europe. Prior to this position, Mr. Lysinger was our Vice President of Sales for the North American region from 1999 until 2002. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent eight years with Sprint Corporation in various sales and sales management positions.

         Andrew Lazarus, Executive Vice President, Chief Strategy Officer. Mr. Lazarus was named Chief Strategy Officer of our company in September 2003 and has acted as an advisor to our company since December 2002. He continues to serve as an outside consultant, and is not employed by our company. From 1997 to November 2002, Mr. Lazarus worked in the investment banking group at CIBC WorldMarkets, where he was most recently an Executive Vice President with responsibility for assisting telecommunications companies with equity and debt offerings, mergers and acquisitions and financial restructurings. Prior to CIBC WorldMarkets, Mr. Lazarus was employed at Bank of America (formerly NationsBank) and Fidelity Investments.

             REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION


              referred to in article 135, as amended, of the Decree
                          No. 67-236 of March 23, 1967


                                    MAILING:
                           NATEXIS BANQUES POPULAIRES
                                Service Financier
                              SF-Emetteur Assemblee
                         10-12 Avenue Winston Churchill
                          94677 Charenton-le-Pont Cedex
                                     France



I, the undersigned


Last names or Company name:...................................................

Address:......................................................................


acting in my capacity as shareholder of:


GENESYS S.A.

acknowledge having already received the documents, concerning the Shareholders' Combined General Meeting of May 17 on 1st call and on May 26, 2004 on 2nd call that has been convened, referred to in article 133, as amended, of the Decree No. 67-236 of March 23, 1967, namely: the agenda, the draft resolutions and the Board report, the summary statement of the Company's position during the last fiscal year (with the annexed table of results for the last five fiscal years), Directors and Management biographies.


Hereby request said Company to send me, at no charge, prior to the Combined General Meeting of May 17 on 1st call and on May 26, 2004 on 2nd (1) the documents and information referred to in article 135 of the same Decree.


                                      Done at              , on           , 2004

                                      Signature


(1) in accordance with the provisions of Articles 133-4 and 138, para. 3 of the Decree of March 23, 1967, any registered shareholder may, by a single request, obtain from the Company by mail the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meeting (Article 135, refers, in particular, depending on the nature of the Meeting, to the information concerning the directors and general managers, and, if applicable, to the candidates to the Board of Directors , the management report, the balance sheet, the income statement, the notes, the reports of the Auditors, and the Auditors' report as well as the report of the Board of Directors that must be presented to the Extraordinary Shareholders' Meeting in cases provided by law).

If the Shareholder wishes to benefit from this service, he/she must mention it on the present request.

                                  GENESYS S.A.

                            COMBINED GENERAL MEETING
                          (ORDINARY AND EXTRAORDINARY)
                           OF MAY 17, 2004 (1st call)
                             MAY 26, 2004 (2nd call)
                             at Genesys Headquarters
                               Immeuble l'Acropole
                             954, avenue Jean Mermoz
                       34967, Montpellier Cedex 2, France

                          REQUEST FOR AN ADMISSION CARD


I, the undersigned


LAST NAME (Mr., Mrs or Miss)....................................................
Or Company name

First Name......................................................................


Complete address         No.................Street.............................


                         Postal Code............City............................


                         Country................................................


Owner of...............  registered shares


And/or.................  bearer shares held in an account at

........................  .......................................................


Hereby request NATEXIS BANQUES POPULAIRES - Service Financier, SF-Emetteur Assemblee, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, France, to send me, at the above address, an admission card to the combined General Meeting (Ordinary and Extraordinary) to be held on May 17, 2004 on 1st call and on May 26, 2004 on 2nd call.


                                      Done at              , on           , 2004

                                      Signature

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 26, 2004

                                            GENESYS SA


                                            By: /s/ Francois Legros
                                                -------------------------------
                                            Name: Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer